Putnam RetirementReady 2010 Fund
1/31/11 Semiannual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)
Class A	170
Class B	1
Class C 	2

72DD2 (000s omitted)
Class M   1
Class R	30
Class Y	10

73A1
Class A	0.174
Class B	0.060
Class C	0.075

73A2
Class M   0.112
Class R	0.155
Class Y	0.207


Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam Funds have been submitted by the investment manager of the Registrant/Series.